15057 Stony Plain Road, Suite 200
Edmonton, Alberta, Canada T5P 4W1
780.455.4181

September 24, 2010

United States Securities and Exchange Commission
Division of Corporate Finance
Attention: Mark P. Shuman, Branch Chief – Legal
100 F Street, N.E.
Washington, DC 20549

Dear Mr. Shuman:

Re:       Desert Canadians Ltd.
Registration Statement on Form S-1
Filed July 7, 2010
File No. 333-168025

General

1.	Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

Response:  We have updated our financial statements as requested.

Prospectus Summary, page 2

2.
You state that you plan to spend approximately $346,000 to carry out your operations for the next 12 months and that the funds needed for those expenditures are dependent upon future financing.  Please state clearly the minimum period of time that you will be able to conduct planned operations using currently-available capital resources and consider including corresponding risk factor disclosure.

Response:  We have revised the registration statement as requested to include the following disclosure in the Prospectus Summary and Risk Factor No. 4, respectively:

For the next 12 months (beginning October 2010), we plan to spend approximately $346,000 to carry out our operations. We will be dependent on future financing in order to do this. We currently do not have sufficient financing to fully execute our business plan and there is no assurance that we will be able to obtain the necessary financing to do so. Until we are able to secure such financing, we plan to rely on advances from related parties to sustain our operations. In the absence of such advances, we estimate that our currently-available capital resources will enable us to conduct our operations for a minimum of one month. Accordingly, there is uncertainty about our ability to continue to operate. If we cease our operations, you may lose your entire investment in our common stock. There are also many factors, described in detail in the "Risk Factors” section beginning on page 4 of this Prospectus, which may adversely affect our ability to begin and sustain profitable operations.

4.	We will need a significant amount of capital to carry out our proposed business plan, and unless we are able to raise sufficient funds, we may be forced to discontinue our operations.

In order to carry out our business plan we will require a significant amount of capital. We estimate that we will need approximately $346,000 to finance our planned operations and carry out our business plan during the next 12 months, which we must obtain through the sale of our equity securities or from outside sources. We currently do not have sufficient financing to fully execute our business plan, and until we are able to secure such financing we plan to rely on advances from related parties to sustain our operations. In the absence of such advances, we estimate that our currently-available capital resources will enable us to conduct our operations for a minimum of one month.

Our ability to obtain the necessary financing to execute our business plan is subject to a number of factors, including general market conditions and investor acceptance of our business plan. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay or cancel our planned activities or substantially change our current corporate structure. There is no guarantee that we will be able to obtain any funding or that we will have sufficient resources to conduct our operations as projected, any of which could mean that we will be forced to discontinue our operations.

Risk Factors

Business Risks

General

3.
Please provide a separate risk factor discussing the auditors’ going concern opinion and the notation in the financial statements which states that there is substantial doubt about your ability to continue as a going concern.  Also, inform investors that the financial statements do not include adjustments that might be necessary if the company is unable to continue in existence.  This risk factor should be prominently positioned at the beginning of the risk factors section.

Response:  We have revised the registration statement to include the following risk factor:

2.	We have been issued a going concern opinion by our auditors, and if we are unable to continue as a going concern you could lose your entire investment in our common stock.

Our audited financial statements for the year ended June 30, 2010 were prepared by our auditors on a going concern basis, which implies that we will continue to realize our assets and discharge our liabilities in the normal course of business. These financial statements do not include any adjustments that might be necessary should we be unable to continue as a going concern.

We have not generated any revenues since our inception, are unlikely to do so in the immediate or foreseeable future, and are dependent upon the continued financial support of our shareholders and our ability to obtain the equity financing necessary to continue our operations and generate sustainable and significant revenue. If we are unable to raise such financing or secure alternative financing, we may not be able to continue our operations, our business may fail and you may lose your entire investment.

4.
Your sole officer and director appears to have little to no experience or expertise with respect to accounting and financial reporting matters.  Please consider an appropriate risk factor that will highlight this fact and the apparent risk to investors, including the difficulties that it appears you may confront in developing disclosure controls and procedures and internal controls over financial reporting that are in each case effective.  Explain the risks to investors in the event you are not able to develop effective controls.  Additionally, please tell us how the costs associated with the development and testing of such systems of controls has been considered in the preparation of the cost estimates you provide in the filing.

Response:  We have revised the registration statement to include the following disclosure in Risk Factor No. 11:

11.
Our sole director and officer has little to no experience or expertise with respect to accounting and financial reporting matters or managing a reporting public company. Her inability to properly manage our affairs could result in us confronting difficulties in developing effective disclosure controls and procedures and internal controls over financial reporting, which could impair our ability to produce timely and accurate financial statements or affect investors’ perception of our business.

Our sole officer and director is an experienced real estate agent and has knowledge of the issues generally encountered by individuals seeking to acquire property or otherwise engage in real estate transactions. However, she has little to no experience or expertise with respect to accounting and financial reporting matters or managing a reporting public company, and her inability to properly manage our affairs could result in our failure to develop effective controls, produce accurate and timely financial statements or comply with ongoing disclosure obligations or other regulatory requirements, any of which could lead to sanctions or negatively affect the general perception of our business in the financial markets.

In addition, until we are required to prepare a management report on the development and testing of our disclosure controls and procedures and our internal controls over financial reporting (after we have filed our first annual report on Form 10-K), we do not anticipate that we will incur any costs to do so.  As a result, we have not included any costs associated with the development and testing of such systems in our planned expenses for the next 12 months.

Selling Security Holders, page 10

5.
We note that your table of selling shareholders provides beneficial ownership information as of May 11, 2010.  Please revise to provide updated information as of the most recent practicable date.  Refer to Item 507 of Regulation S-K.

Response:  We have revised the registration statement as requested.

Description of Business

Local Real Estate Industry, page 18

6.
We note that this prospectus includes market and industry data prepared by the research division of the U.S. National Association of REALTORS.  With respect to every third-party statement in your registration statement, please provide us with the relevant portions of the industry research report you cite.  To expedite our review, please clearly mark the source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your registration statement.

Response:  We have faxed the complete industry research report we cite in the registration statement to the number listed on the cover page of your comment letter for your review.  The applicable portions of the report are highlighted in the following paragraphs, which contain the only references thereto in the registration statement:

Accordingto “The 2009 NAR Profile of International Home Buying Activity”, prepared by the Research Division of the U.S. National Association of REALTORS®, Canada is the top country of origin for foreign home buyers in the United States, with its citizens accounting for 18% of all international real estate purchases(page 8). California is the third most popular location for Canadian buyers, with 10.1% of all purchases made in that state (page 14), and it is also the fifth most popular overnight destination for Canadians, although its average of approximately 8.6 nights per visit is the second highest among all states (Statistics Canada, Tourism and the Centre for Education Statistics, 2008).

The majority of foreign real estate buyers tend to purchase single family dwellings(page 9), which is the type of property that prevails in the Coachella Valley. They also purchase homes that cost more than the national median price (page 16), a fact that correlates well with the quality of the properties in the region. In general, the statistics show that California, and in particular the Coachella Valley, experienced double-digit home price appreciation during the late-2000s real estate boom but when the housing bubble burst, prices for properties in the market dropped precipitously (page 10). As a result, real estate in the area is now accessible to a wider range of international buyers and represents an attractive investment opportunity.

Directors, Executive Officers, Promoters and Control Persons

Directors and Officers, page 28

7.
In revising this section in response to the comments below, please note the recent adoption of SEC Release No. 33-9089A Proxy Disclosure Enhancements, available on our website at http://www.sec.gov/rules/final/2009/33-9089.pdf.

Response:  Duly noted.

8.
Please discuss the specific experience, qualifications, attributes or skills that led your board to conclude that each director should serve in such capacity, in light of your business and structure.  Note that this disclosure must be provided on a person-by-person basis.  Refer to Item 401(e)(1) of Regulation S-K.

Response:  We have revised the registration statements to disclose that our sole director’s principal occupation has enabled her to acquire a considerable degree of knowledge about the real estate industry, and vacation properties in particular, as well as develop a wealth of industry contacts.  This, in combination with her status as a prize-winning realtor, led us to conclude that she should serve as our director in light of our business and structure.

9.	To the extent that any of your current directors have held directorships during the past five years in any publicly traded company, please provide the disclosure.

Response:  We have revised the registration statement to disclose that during the past five years, our sole director has not been a director of any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of the Exchange Act, or any company registered as an investment company under the Investment Company Act of 1940.

Legal Proceedings, page 29

10.
Your disclosure refers to the involvement by your directors and executive officers in certain legal proceedings during the past five years; however, Item 401(f) of Regulation S-K requires disclosure of certain legal proceedings during the past ten years.  Please update your disclosure accordingly.

Response:  We have updated our disclosure in the registration statement as requested.

Certain Relationships and Related Transactions, page 31

11.
Please revise to include a materially complete description of the transaction referred to in Note 3 to the Financial Statements which discusses the unsecured, non-interest bearing loan, due on demand, from the spouse of the president of the company.

Response:  We have revised the registration statement as requested to include the following disclosure:

As at June 30, 2010 we were indebted $371 to Carol Callaghan, our sole officer and director, for expenses paid on our behalf. This amount is non-interest bearing, unsecured and due on demand.

As at June 30, 2010 we were indebted $10,000 to Rick Brezer, the spouse of Carol Callaghan, our sole officer and director, for advances provided to us. This amount is non-interest bearing, unsecured and due on demand.

Undertakings, page 37

12.	Please include the undertaking required by either Item 512(a)(5)(i) or 512(a)(5)(iii) of Regulation S-K, as applicable.

Response:  We have revised the registration statement to include the undertaking required by Item 512(a)(5)(iii) of Regulation S-K, as follows:

4.
That for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

13.	As your offering involves the resale of securities by selling shareholders, please advise as to why you have included the undertaking associated with Item 512(a)(6) of Regulation S-K.

Response:  We have removed the undertaking associated with Item 512(a)(6) of Regulation S-K from the registration statement as it was included inadvertently.

* * * * * *

Please do not hesitate to contact us if you have any further questions or comments.

Yours truly,

/s/ Carol Callaghan
Carol Callaghan

President and Chief Executive Officer